

Mail Stop 3030

March 1, 2017

Via E-mail
Jun Jiang
President and Chairman
5V Inc.
Floor 12, Building 5, Zhongchuang Plaza,
No.396, Tongjiang Zhong Road, Xinbei District
Changzhou City, Jiangshu Province, China

> **Re:** **5V Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed January 27, 2017**
> **File No. 000-54175**

Dear Ms. Jiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 8. Financial Statements and Supplementary Data, page F-1

1.   We note from your disclosure in Item 9 that on August 6, 2015 you engaged Jimmy P. Lee CPA PC as your independent registered public accountant, but you did not provide the firm's audit report in this filing. Please file a full amendment, including updated certifications, to your Form 10-K to include the report of your independent registered public accountant on your financial statements as of and for the years ended September 30, 2016 and 2015, respectively. Refer to Rules 2-02 and 8-02 of Regulation S-X.

Item 9A. Controls and Procedures

Evaluation of Internal Controls and Procedures, page 8

2.   In the amended filing, please revise management's report on internal control over financial reporting to indicate the COSO framework used by management (e.g., the Updated Framework issued in 2013) to evaluate the effectiveness of your internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.   You may also reach me at (202) 551-3662.

Sincerely,

 /s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery